K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

February 6, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on January 24, 2017, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 166 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 118 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 9, 2016, accession no. 0001133228-16-014354 (the “Amendment”). The Amendment relates to the registration of Class NAV shares of John Hancock Fundamental Large Cap Core Fund (the “Fund”), a series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comments

1.	Comment — Please provide the exchange ticker symbol for Class NAV shares of the Fund on the front covers of the Fund’s prospectus and Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of Class NAV shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

2.	Comment — Please fill in missing information and remove brackets around information provided in the prospectus and the SAI.

Response — The Trust has made the requested change.

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Prospectus Comments

3.	Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please either delete footnote no. 1 or disclose in the footnote any projected expenses that are unique to Class NAV shares.

Response —The Trust believes the footnote appropriately and adequately informs shareholders that the stated “other expenses” are estimated for the Fund’s first year of operations and that investors could find this information useful when making an investment decision. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

4.	Comment — Under “Fund Summary — Principal investment strategies” it is stated that the Fund may invest in companies that offer the potential for above-average earnings growth. Accordingly, please add risk disclosure regarding investment in growth companies.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

5.	Comment — Under “Fund Summary — Principal investment strategies” and “Fund Summary — Principal risks,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

6.	Comment — Under “Fund Summary — Principal investment strategies” it is stated that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% Policy.

Response — The Trust reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

7.	Comment — Under “Fund Summary — Principal investment strategies” it is stated that the Fund may trade securities actively. Therefore, if applicable, please add risk disclosure regarding high portfolio turnover.

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Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

8.	Comment — Under “Fund Summary — Past performance,” please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Fund Summary — Past performance,” please confirm the recalculated performance for the Fund does not result in higher returns, consistent with the staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997). If this is the case, please delete the last sentence under the heading “A note on performance” as performance of the Fund’s Class A shares has been recalculated to apply the gross fees and expenses of Class NAV shares. If the recalculation results in better performance, however, please disclose Class A performance.

Response — The Fund previously has launched share classes for which successor share class performance was recalculated to apply the expenses of the launching share class, rather than using prior un-recalculated share class performance. As a result, to maintain consistency of disclosure across the Fund’s share classes, the Fund is recalculating successor share class performance in this Class NAV prospectus. Class A is the oldest share class of the Fund. Recalculating Class A performance also will provide investors with total return information that more accurately reflects what they would have experienced as Class NAV shareholders. To enhance the disclosure regarding the recalculation, the Trust proposes to add the following underlined sentence to the prospectus disclosure, as follows:

Class A shares commenced operations on September 30, 1984. Because Class NAV shares of the fund had not commenced operations as of the date of this prospectus, the returns shown are those of Class A shares that have been recalculated to apply the gross fees and expenses of Class NAV shares. Returns for Class NAV shares would have been substantially similar to returns of Class A shares because both share classes are invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different. Class A returns are lower than those of Class NAV because the fees and expenses of Class A are higher than those of Class NAV.

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10.	Comment — Under “Fund Summary — Past performance,” please use an appropriate broad-based securities market index rather than the Barclays U.S. Aggregate Bond Index.

Response — The Trust has corrected the reference to the Fund’s benchmark to refer instead to the S&P 500 Index.

11.	Comment — Under “Who’s who — Investment advisor,” please disclose if the Fund intends to rely on the “Manager of Managers” exemptive relief on which other John Hancock funds rely.

Response — Because the Fund does not rely on “Manager of Managers” exemptive relief, no changes are necessary in response to this comment.

12.	Comment — Under “Who’s who — Management fee,” please identify which funds the assets of which are aggregated with the Fund’s assets to determine whether the advisory fee breakpoint has been achieved.

Response —Many John Hancock funds have advisory fee schedules that include one or more asset-based breakpoints above which such funds pay lower advisory fee rates. In order to determine whether such a fund meets an advisory fee breakpoint, such fund may aggregate its assets with those of certain other affiliated funds specified in the fund’s advisory agreement. The Trust does not believe that identifying such other affiliated funds in the prospectus is useful or required. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — Under “Who’s who — Additional information about fund expenses,” please delete the following phrase from the first sentence of the second paragraph, “In addition to any expense waivers and/or reimbursement arrangements described in ‘Fund summary - Fees and expenses’ on page 1 of this prospectus,” because there are no expense limitation arrangements disclosed in the fee table.

Response — The Trust believes that the use of the word “any” in the cited phrase reasonably conveys that there may not be any expense limitations described in the fee table. As many John Hancock funds do have contractual expense limitation arrangements that are described in their fee tables, in the interest of uniformity of disclosure across funds, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — Under “Who’s who — Additional information about fund expenses,” please delete the phrase “that may not be waived” at the end of the second paragraph.

Response — The Trust believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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15.	Comment — Under “Financial highlights” please replace the phrase, “last reporting period” with “date of this prospectus.”

Response — The Trust has made the requested change.

16.	Comment — The first paragraph of “Transaction policies — Limitation on exchange activity” states that “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

17.	Comment — Under “For More Information — Annual/semiannual reports to shareholders,” please consider revising the second sentence of this section.

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

SAI Comments

18.	Comment — Under “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17(a) of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Please revise the “Compensation Table” under “Those Responsible for Management” to include all columns set forth in Item 17(c) of Form N-1A.

Response — Because there are no pension or retirement benefits for which Trustees of the Trust are eligible, there is no information to report regarding such benefits, as called for by the table as described in Item 17(c). Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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20.	Comment — In the table under “Those Responsible for Management — Trustee Ownership of Shares of the Fund,” please state each Trustee’s ownership of the Fund and other funds in the complex with the dollar ranges set forth in Item 17(b)(4) of Form N-1A rather than stating a letter that references the dollar range.

Response — The Trust believes that the disclosure of Trustee ownership of the Fund and other funds in the complex in the SAI is responsive to Item 17(b)(4) of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

21.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

Part C Comment

22.	Comment — Please explain why Item 28. Exhibits — Exhibit 99.(j), “Consent of Independent Registered Accounting Firm,” is designated as “Not Applicable.”

Response — The Trust erroneously designated this exhibit as “Not Applicable.” The Trust intends to file an auditor’s consent as an exhibit to the definitive filing of the Amendment under Rule 485(b) under the Securities Act.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

cc: Sarah M. Coutu, Assistant Secretary of the Trust